UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-6249
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WINTHROP REALTY TRUST
(Exact name of registrant as specified in its charter)

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7 Bulfinch Place
Suite 500
Boston, MA 0211
(617) 570-4614
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Shares of Beneficial Interest, Par Value $1.00 Per Share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under 13(a) or 15(d) remains)
_________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Winthrop Realty Trust has caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized person.

Date: August 5, 2016	Winthrop Realty Trust

	By:	/s/ Carolyn Tiffany
Carolyn Tiffany
President